                                                                    Exhibit 99
                                                                    ----------
NEWS FOR IMMEDIATE RELEASE

March 24, 1998                                For Further Information Contact:
                                              Edward M. George
                                              President & CEO (304) 234-9208

                                              Nasdaq Trading Symbol: WSBC

WesBanco To Acquire The Hunter Insurance Agency

Wheeling, WV. . . WesBanco, Inc. President & CEO, Edward M. George, today announced that WesBanco, Inc., has executed a Definitive Agreement and Plan of Merger providing for the acquisition of the Hunter Insurance Agency, Fairmont, West Virginia, in a stock transaction. The transaction will be structured as a purchase transaction by WesBanco.

The Hunter Insurance Agency, a full service agency and seller of life, casualty and commercial insurance, has been in business since 1937.

In commenting on the purchase, Mr. George stated, "We are pleased to announce this affiliation of the Hunter Insurance Agency. This acquisition will afford WesBanco an entry into the life, casualty and commercial insurance agency business. We look forward to the expansion of our financial services product mix. The addition of insurance products affords WesBanco the opportunity to provide our customers with a full array of financial products and services."

According to Mr. George, the directors, officers and employees currently associated with the Hunter Insurance Agency would maintain their respective positions within the company after the acquisition. Bruce D. Martin, CIC, will continue to serve as the President and CEO of the agency upon its acquisition by WesBanco.

In conjunction with the purchase of the Hunter Insurance Agency, Mr. George also announced that the WesBanco Board of Directors has approved a limited stock purchase plan to begin repurchasing up to 62,500 shares of WesBanco common stock. The timing, price and quantity of purchases will be at the discretion of the Corporation. This program may be discontinued or suspended at any time.

###